NXT ENERGY SOLUTIONS INC.

Amended and Restated

Management’s Discussion and Analysis (“MD&A”)

Q4 – 2017

As at and for the year
ended December 31, 2017

Management's Discussion and Analysis

The following amended and restated management's discussion and analysis ("MD&A") was prepared by management based on information available as at March 29, 2018 and should be reviewed in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017. This MD&A covers the unaudited 3 month ("Q4-17") and 12 month year-to-date (“2017 YTD”) periods ended December 31, 2017, with comparative totals for the 3 month (“Q4-16”) and 12 month year-to-date (“2016 YTD”) periods ended December 31, 2016.

This MD&A is dated March 29, 2018 and has been prepared with information available as of March 29, 2018. However, this MD&A has been amended and restated as of April 24, 2018 to provide more detail in the sections “Near-term Outlook for 2018” and the “Disclosure Controls and Procedures and Internal Controls over Financial Reporting”.

As used in this MD&A, the terms "we", "us", "our", "NXT" and the "Company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or CDN dollars (“CDN$”) unless specific reference is made to United States or US dollars ("US$").

NXT and SFD® in Canada and the United States are the registered trademarks of NXT Energy Solutions Inc.

Forward-looking statements

This MD&A contains forward-looking statements, which include words such as “intends”, “plans”, “anticipates”, “expects”, “scheduled”, and relate primarily to:

•	Estimates of the amount and expected timing of revenue and costs related to new SFD® survey contracts that may be obtained, conducted and completed in future periods.
•	The timing and extent of potential future growth opportunities in new international markets, including new business ventures.
•	Estimates related to NXT’s future financial position and liquidity.

The material factors and assumptions which affect this forward-looking information include assumptions that NXT will continue to have available the necessary personnel, equipment and required local permits to conduct survey projects as intended.

These forward-looking statements are based on current expectations and are subject to a wide range of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, NXT assumes no obligation to update forward-looking statements should circumstances or the Company's estimates or opinions change.

Non GAAP measures

NXT's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").  This MD&A includes references to terms such as net working capital and net working capital before the undernoted items, terms which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  Management of NXT uses these non-GAAP measures to improve its ability to assess liquidity at a point in time.  Net working capital before the undernoted items is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 2

Description of the Business

NXT provides an airborne, gravity-based geophysical survey to companies involved in oil & gas exploration and production (“E&P”) globally.

NXT's proprietary and patented Stress Field Detection ("SFD®") survey method is used to identify trapped subsurface fluid accumulations by responding to the gravitational perturbations associated with density and stress distribution conditions that are indicative of the simultaneous existence of trap, reservoir and seal.   This is a decisive piece of information within the exploration process currently identified only through the application of the SFD® technology and is crucial to the achievement of commercial success in exploration projects. Therefore the value proposition of the SFD® technology is to mitigate exploration risks associated with the drilling of exploration prospects, reduction in finding costs through an increased chance of geological success in drilling and resulting enhancement of upstream exploration program efficiency in terms of significantly reduced cycle time and capital expenditure.

SFD® surveys are conducted in an aircraft at an altitude of approximately 3,000 meters and are therefore non-invasive, environmentally friendly, unaffected by ground security concerns. Furthermore as SFD® responds to subsurface gravity perturbations it is equally effective in both offshore and onshore environments.  The results of a SFD® survey enable a customer to focus their exploration efforts towards areas with higher potential for exploration success, thus minimizing the considerable and highly uneconomic expense of drilling non-commercial prospects.

NXT has established SFD® as an effective exploration tool and has developed a list of clients globally with a growing track record of recommended prospects drilled resulting in commercial discoveries. SFD® is particularly useful as an early stage reconnaissance tool in frontier and under-developed areas as it provides a cost-effective means for focusing more costly geophysical expenditures such as seismic data acquisition as well as exploration drilling. SFD® can also be used prior to drilling in areas that have significant seismic coverage to prioritize drilling of multiple identified prospects based on the identification of trapped fluid accumulations, thus significantly reducing exploration risk.

Business Development and Strategy

Since the commercialization of its SFD® technology NXT has been primarily pursuing a common base model for revenue generation of “Fee for Survey Projects”. The Company recognizes past revenues under this approach have been sporadic as they have derived primarily from a combination of larger independent oil & gas companies (“IOC”) and National Governments along with their state-governed and owned national oil & gas companies (“NOC”). The business processes of these clients are thorough, time intensive and usually require multiple levels of approval and validation. Whilst this has been a laborious process, it has afforded the Company significant recognition at the larger NOC and IOC level. However, at the same time, NXT’s business has been adversely impacted by the significant decline in global oil prices beginning in mid-2014 and continued depression in global oil & gas exploration activity as a result this price decline. During this time our primary goal has been to expand our potential revenue base by increasing the pipeline of opportunities with new and existing customers. This has been achieved through the pursuit of SFD® contracts globally aimed at identifying large potential reserves in under-developed, proven hydrocarbon basins providing considerable upside to oil & gas companies and countries alike.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 3

We also continue to utilize high quality local sales representatives with key knowledge of their respective areas, potential clients and the exploration potential of a region allowing us to cover larger areas and more clients with minimum fixed cost.  Our sales representatives continue to pursue SFD® opportunities in numerous regions including Latin America, the Middle-East and Southeast Asia (Sri Lanka, Indonesia, Malaysia and Pakistan).  Furthermore, to ensure our sales representatives follow industry best practices, each representative is required to annually certify they adhere to NXT's code of conduct and business ethics.

In support of these sales efforts, NXT has also been effective in positioning the SFD® method as an established geophysical tool for oil & gas exploration following the successful completion of projects in Latin America (Bolivia and Mexico) with the publication of technical papers, creation of project case studies and the development of a strong list of references and recommendation letters. In addition, NXT has now been granted patents or received patent allowance in 48 separate countries (see section on “Intellectual Property and Research & Development”).

As a result of a combination of these activities, the Company is currently actively engaged in pursuing opportunities mainly at State and NOC levels in several regions and countries including the Gulf of Mexico, Sri Lanka, Asia Pacific, Africa, and Brazil and has made progress on advancing contracts in each over the past 12 months.

It should be noted, however, that the process of expanding our client base has ongoing challenges, due to such factors as:

•	The exploration cycle is long in nature, and generating results from SFD® recommendations made in past surveys takes time and patience to realize.

•	National Governments and their NOCs tend to have long and complex decision making and approval processes increasing the time it takes to share essential information and develop relationships across multiple governmental layers and agencies.

•	The ongoing downturn in commodity prices and resulting decline in global exploration activity in the oil and gas industry.

As we continue to progress and grow our project pipeline on a Fee for Survey Project basis, we remain optimistic given our progress during the year coupled with the steadily improving oil & gas environment. Notwithstanding, NXT has concurrently sought the development of an alternative business line though the sale of “Multi-Client Datasets” focused on IOCs and the development of their global exploration strategies. The purpose of this strategy has been to integrate our SFD® technology into the standard exploration process of such organizations. We believe this approach will be instrumental in helping us to build an independent and steady backlog of smaller scale data sales enabling us to enhance and smooth our revenue flow while we continue to execute on larger Fee for Survey Projects.

The active development of these business initiatives also required NXT to pursue multiple financing strategies over the course of the year which we have been successful in completing and are discussed further herein.

The discussion in the MD&A focuses on the highlights of NXT’s ongoing business development activities, and any significant changes arising prior to the filing of our MD&A for the fiscal year ended December 31, 2017.

The consolidated financial statements for the year ended December 31, 2017 have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Various steps were taken in 2017 and the first quarter of 2018 to reduce corporate costs and execute on financing options, which have resulted in a significant strengthening of the Company’s liquidity and working capital position.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 4

In the preparation of its financial statements management determined that there are no conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern for the foreseeable future. However, NXT's future financial results and its longer term success remain dependent upon the closing of the private placement financing, discussed further herein, and the ability to continue to attract and execute client projects to build its revenue base.

During 2017 NXT began by securing of a $2,700,000 sale and leaseback arrangement of its airplane (see note 19 in the financial statements).  Following this transaction, NXT took steps to reduce corporate costs; the most significant included the deferral of a portion of the employees’ cash compensation, deferral of all of the Board and Advisory Board members’ cash compensation and a reduction in non-essential staff. In addition, the Company completed a Rights Offering to its existing shareholders on November 3rd, 2017 for aggregate gross proceeds of $2,093,645. Finally on February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which the Subscriber has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416 (see section on “Liquidity and Capital Resources”).

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

Estimates of the timing and securing of future contract opportunities are forward-looking expectations which are dependent upon regional political and other factors that are beyond NXT’s control.

Near-term Outlook for 2018

There are a number of short-term and longer-term prospects that are being pursued in South and Central America, Africa, Asia, and offshore Atlantic regions.

NXT has been working with a number of clients towards preparing survey contracts. However, the process within the NOC’s and related Government departments in these regions are complex and time consuming.

As announced on September 19th, 2016 NXT has submitted a proposal to SHINE Quests FZC (“SQ”) for a project where the SFD® survey method is the lead technology in the proposed “Project SHINE”, currently under consideration by the Sri Lankan government. NXT has agreed the terms of contract with SQ for the provision of SFD® survey services and this agreement will be signed and work on the SFD® survey will begin once SQ and the Sri Lankan government have finalized a separate contract for a larger scale infrastructure and resource development within the Mannar Basin which will include a commitment to use SFD®. There are political and practical considerations governing SQ’s contract with the Sri Lankan government and no assurance can be given that the contract will be finalized in the near future, or at all. SQ is partially owned by Generation Resource Discoveries FZC (“GRD”) a private company. SQ and GRD are both companies that are registered with the Sharjah Airport International Free Zone Authority in Sharjah, United Arab Emirates (“UAE”). The head office for GRD is P.O. Box 317919, Doha Qatar. GRD is an appointed representative of NXT to solicit prospective clients and SFD® survey projects in exchange for a floating scale commission (which is 12.0% based upon delivery and execution of a currently expected net SFD® contract value of approximately $19.9 million with no retainer). No other consideration has been exchanged or is intended to be exchanged between NXT and GRD. Mr. Sajid Sayeed, Director of Business Development at NXT, is the brother of Mr. Mohammed Salman Sayeed, who is the Chairman of SQ. Mr. Salman Sayeed is also the principal shareholder and Chief Executive Officer of GRD and an indirect shareholder of SQ (though his shareholdings in GRD). Mr. Sajid Sayeed is also cousin of Mr. Syed Saahil Saif who is a Managing Director and also a shareholder of SQ.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 5

Once finally approved by the agencies of the Government of Sri Lanka the performance of the contract and the payment for the achievement of milestones by SQ to NXT shall be governed by the following schedule:

  40% within 15 days from agreement of Contractual Terms and prior to project commencement and mobilization of the aircraft
  15% on completion of all flight surveys

  15% on delivery of Final SFD® results to the Customer (estimated 6 months from Contractual Terms execution); and

  30% on completion and submission of technical reports

The SFD® survey data is intended to provide information on trap integrity (the simultaneous presence of trap, reservoir and seal). The purpose of the project is to build a new multi-client data set for Sri Lanka. This will involve the integration of the SFD® survey data with all existing Geological & Geophysical data, (which includes regional seismic data), that is available for the Mannar Basin.

The revenue from the “Project SHINE” to NXT is estimated to be approximately US$28.7 million, of which an estimated US$19.9 million relates directly to SFD® services. The SFD® survey work includes the data acquisition, data interpretation and data integration with seismic data. All these services will be provided utilizing the SFD® technology and NXT personnel. The remaining revenue estimated to be approximately US$8.8 million relates to the additional work that may be undertaken, for example, a geological engineering study, the purchase and reprocessing of existing seismic data, seismic data integration and correlations studies, all of which will be outsourced by NXT to other local and international companies respectively.

The timing of the project is uncertain as it is dependent on a number of factors including government approval and execution of final sales agreements. Dealing with government organizations is a slow and patient process. During our engagement with this project, the Sri Lankan Government made certain changes that slowed down the process. These changes to critical staff engaged with our project have been the primary reason for the delays.

NXT completed the data acquisition and interpretation of 37,596 line km for the first ever SFD® Multi-Client survey in the Gulf of Mexico in June 2017. The airborne survey was conducted over the area that was identified by Comision Nacional de Hidrocarburos (“CNH”) for the shallow water Bid Round 2.1 covering the Tampicao-Misantla, Veracruz and Cuencas del Sureste exploration areas. The survey data provides 100% grid coverage over the offshore blocks offered in Bid Round 2.1 an area of approximately 8,900 square kilometers and was completed ahead of time and budget. In addition, NXT acquired incidental data over many of the 35 blocks offered in the recently concluded Bid Round 3.1. Based on the Five-Year Tender Program for the Exploration and Extraction of Hydrocarbons 2015 - 2019 by the Mexican Secretary of Energy, much of the remaining data will also be applicable to future bid rounds. NXT is currently working with CNH to make it available to bid round participants.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 6

The resulting exposure that has resulted from the marketing effort of this multi-client survey has provided insight into other areas in the region where there is potential interest for SFD® datasets. The Company is therefore considering performing further SFD® multi-client surveys in addition to sole-source projects in the future.

Intellectual Property (“IP”) and Research & Development (“R&D”)

We have made significant progress in the development of algorithms to model the SFD® signal. We believe that this will enable NXT to create software to enhance and accelerate SFD® data interpretation as well as assisting clients in the understanding of SFD® recommendations. The end goal will be for the client to independently interpret SFD® data.

We also completed testing of an upgraded SFD® Data Acquisition System. This system was successfully used on the recent Gulf of Mexico SFD® survey project and is more reliable, compact, and expandable to acquire larger SFD® datasets. It also eliminates the dependency on custom operating systems.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful in 2017. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

NXT’s patent applications have been filed in nine (9) jurisdictions.  Thus far five (5) patents have been granted: U.S.A., Canada, Japan, Russia, and Mexico; one (1) allowance was received in China (the examination has been completed, and the Letters Patent document will be issued shortly); three (3) are pending: European Patent Office (38 countries), Brazil, and India. In total NXT has been granted patents or received patent allowance for SFD® in 48 separate countries. SFD® patents granted in the U.S.A. and many other countries serve an important purpose beyond protection of our proprietary SFD® technology. They also provide multiple independent third-party recognitions of the technological invention in terms of the practical applicability, conceptual novelty, and knowledge advancement.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 7

Summary of Quarterly Results

A summary of operating results for each of the trailing eight quarters (including a comparison of certain key categories to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to SFD® surveys that have been completed or are underway, and variances in such non-cash items as stock based compensation expense ("SBCE"), which can occasionally be a significant expense in any given quarter.

	Q4-2017 Dec 31, 2017	Q3-2017 Sept 30, 2017	Q2-2017 Jun 30, 2017	Q1-2017 Mar 31, 2017
Survey revenue	$ -	$ -	$ -	$ -
Net income (loss)	(2,096,360)	(1,935,356)	(2,723,956)	(2,214,726)

Income (loss) per share - basic	$ (0.04)	$ (0.04)	$ (0.05)	$ (0.04)
Income (loss) per share - diluted	$ (0.04)	$ (0.04)	$ (0.05)	$ (0.04)

	Q4-2016 Dec 31, 2016	Q3-2016 Sept 30, 2016	Q2-2016 Jun 30, 2016	Q1-2016 Mar 31, 2016
Survey revenue	$ -	$ -	$ -	$ 1,447,269
Net income (loss)	(2,356,848)	(2,142,834)	(2,643,938)	(1,955,942)

Income (loss) per share - basic	$ (0.04)	$ (0.04)	$ (0.05)	$ (0.04)
Income (loss) per share - diluted	$ (0.04)	$ (0.04)	$ (0.05)	$ (0.04)

 Q4-17 to Q3-17 comparison – NXT had survey revenue of $nil ($nil in Q3-17), survey costs of $252,212 ($261,658 in Q3-17) related to aircraft maintenance costs and SBCE of $84,351 ($162,724 in Q3-17).

Q3-17 to Q2-17 comparison - NXT had survey revenue of $nil ($nil in Q2-17), survey costs of $261,658 ($612,342 in Q2-17) related to aircraft lease and maintenance costs, and SBCE of $162,724 ($169,033 in Q2-17).

Q2-17 to Q1-17 comparison – NXT had survey revenue of $nil ($nil in Q1-17), survey costs (related to the Gulf of Mexico Multi-Client survey, and aircraft lease and maintenance costs) of $612,342 ($163,217 in Q1-17), and SBCE of $169,033 ($165,248 in Q1-17).

Q1-17 to Q4-16 comparison – NXT had survey revenue of $nil ($nil in Q4-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $163,217 ($9,998 in Q4-16), and SBCE of $165,248 ($287,500 in Q4-16).

Q4-16 to Q3-16 comparison – NXT had survey revenue of $nil ($nil in Q3-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $9,998 ($200,443 in Q3-16), and SBCE of $287,500 ($218,000 in Q3-16).

Q3-16 to Q2-16 comparison – NXT had survey revenue of $nil ($nil in Q2-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $200,443 ($157,365 in Q2-16), and SBCE of $218,000 ($135,000 in Q2-16).

Q2-16 to Q1-16 comparison – NXT had survey revenue of $nil ($1,447,269 in Q1-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $157,365 ($789,379 in Q1-16), and SBCE of $135,000 ($150,000 in Q1-16).

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 8

Q1-16 to Q4-15 comparison – NXT had survey revenue of $1,454,988 ($17,422,151 in Q4-15), survey costs, net of $789,379 ($5,070,023 in Q4-15), and SBCE of $150,000 ($490,000 in Q4-15), amortization expense of $514,258 ($523,760 in Q4-15), and a total net income tax expense of $275,997 (a net income tax recovery of $5,415,933 in Q4-15).

Summary of Operating Results

	Q4-17	Q4-16	2017	2016	2015
Survey Revenue	$ -	$ -	$ -	$ 1,447,269	$ 17,422,151
Expenses:
Survey costs	252,212	9,998	1,289,429	1,157,185	5,095,691
General and administrative	1,248,181	1,427,677	4,960,961	5,645,459	5,049,690
Stock based compensation expense	84,351	287,500	581,356	790,500	1,081,000
Amortization of property and equipment	454,163	548,168	1,897,576	2,104,864	704,943
	2,038,907	2,273,343	8,729,322	9,698,008	11,931,324

Other Expenses (income):
Interest Expense (income), net	(440)	(2,411)	4,485	(17,254)	(13,910)
Foreign exchange (gain) loss	42,888	(351)	69,676	272,713	(712,480)
Other expense (recovery)	12,047	23,058	91,370	218,853	529,081
	54,495	20,296	165,531	474,312	(197,309)
Gain (loss) before income taxes	(2,093,402)	(2,293,639)	(8,894,853)	(8,725,051)	5,688,136

Income tax expense (Recovery):
Current	2,958	63,209	75,545	374,511	1,970,908
Deferred	-	-	-	-	(6,823,000)
Income tax expense (Recovery)	2,958	63,209	75,545	374,511	(4,852,092)

Net Income (loss) for the period	(2,096,360)	(2,356,848)	(8,970,398)	(9,099,562)	10,540,228

Net Income (loss) per share - basic	$ (0.04)	$ (0.04)	$ (0.16)	$ (0.17)	$ 0.22

Net Income (loss) per share - diluted	$ (0.04)	$ (0.04)	$ (0.16)	$ (0.17)	$ 0.21

SFD® survey operations - NXT applies the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client and the obligation under the contract is fulfilled.

	Q4-17	Q4-16	2017	2016
Aircraft Lease Costs	$ 148,097	$ -	$ 407,944	$ -
Amortization of deferred gain	(38,825)	-	(103,534)	-
Aircraft Operations	142,608	213,694	613,450	620,854
Survey projects	332	(203,696)	371,569	536,331
Survey expenses, net	252,212	9,998	1,289,429	1,157,185

During Q4 2017, the survey costs related entirely to the aircraft lease and maintenance costs, net of charter hire revenue.

During Q2 2017, NXT completed its first ever SFD® Multi-Client survey in the Gulf of Mexico. There have been no sales for the SFD® data that was recorded and therefore the direct costs of the survey have been expensed during the quarter. Survey costs only represent the direct costs that were incurred during operations of this survey and exclude any indirect costs associated with the use of the technology.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 9

In 2015, NXT completed SFD® survey projects in Bolivia totaling US$13.2 million. An additional expansion project that was flown for Yacimientos Petroliferos Fiscales Bolivianos (YPFB) the National Oil Company of Bolivia, was delivered and completed in January, 2016. It resulted in US$1million of revenue.

During Q2 2017, the Company entered into a sale and leaseback transaction of its aircraft. Accordingly, subsequent to entering into the transaction in April 2017, survey expenses include the net costs related to this operating lease. The monthly lease payments are net of the deferred gain on sale that was realized upon completion of the transaction.

Also included in Survey expenses are the net costs related to maintaining the survey aircraft. The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. All associated revenues and costs of such charter activity are retained by NXT.

General and administrative expense (“G&A”) - All salaries and overhead costs related to SFD® data interpretation staff are included in G&A, and not included with direct survey expenses. The categories of costs included in G&A are as follows:

	Q4-17	Q4-16	net change	%change
Salaries, benefits and consulting charges	$ 676,516	$ 851,892	$ (175,376)	(21%)
Board, professional fees, & public company costs	254,962	218,584	36,378	17%
Indirect financing costs	-	-	-	0%
Premises and administrative overhead	192,664	276,283	(83,619)	(30%)
Business development	89,466	63,228	26,238	41%
Bolivian Overhead	34,573	-	34,573	0%
Other	-	17,690	(17,690)	100%
Total G&A	1,248,181	1,427,677	(179,496)	(13%)

	2017	2016	net change	%change
Salaries, benefits and consulting charges	$ 2,709,194	$ 3,192,304	$ (483,110)	(15%)
Board, professional fees, & public company costs	873,864	908,086	(34,222)	(4%)
Indirect financing costs	35,865	-	35,865	100%
Premises and administrative overhead	842,994	886,795	(43,801)	(5%)
Business development	257,465	589,300	(331,835)	(56%)
Bolivian Overhead	241,532	-	241,532	(100%)
Other	46	68,974	(68,928)	(100%)
Total G&A	4,960,961	5,645,459	(684,498)	(12%)

The overall net changes in G&A within the six individual expense categories noted above reflect several factors:

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 10

•	Q4 2017 and full year 2017 salaries, benefits and consulting charges are lower than Q4 2016 and 2016 levels due to lower staffing levels.
•	Board, professional fees & public company costs, were slightly higher in Q4 2017 due to increased legal fees. For the full year costs were slightly down due to 2 less board members and other cost controls.
•	Indirect financing costs in 2017 were higher due to work focused on obtaining new financing and negotiating the aircraft leaseback.
•	Premises and administrative overhead where lower in Q4 2017 and full year 2017 versus the 2016 due to cost reduction and deferred spending efforts.
•	Business development costs were higher in Q4 2017 due to higher marketing activity, but lower for the year as marketing costs were reduced.
•	Q4 2017, Bolivian overhead costs of $34,573 (year to date $241,532) were classified as consolidated survey costs as the sole purpose of the office opening was to administer the YPFB survey. At the beginning of Q1 2017, Bolivian overhead costs were presented as G&A to reflect the fact the office has been maintained to facilitate periodic operating activities in Bolivia that are anticipated from time to time. In Q2 2017 a previously held “fiscal tax credit” of $127,798 was expensed as the recoverability of this receivable was no longer considered certain. The credit related to the Bolivian equivalent of input sales tax and is usually offset against output sales tax. It is not refundable if input tax exceeds output tax.
•	Other costs related to the Columbian branch which was closed in 2016.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

There was a lower average number of options outstanding in the Q4 2017 period (total of 1,648,667as at the end of Q4 2017 as compared to 3,321,001 at the end of Q3 2016).

Interest income (expense), net – includes interest income earned on short-term investments & interest expense from capital lease obligations. Interest expense as at the end of 2017 was $4,485 as compared to interest income of $17,254 at the end of 2016.

Loss (gain) on foreign exchange - this total is caused by changes in the relative exchange values of the US$ and CDN$. For example, when the CDN$ trades higher relative to the US$, cash held in US$ will decline in value, and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in CDN$ to reduce the effect of market volatility; however, we periodically are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the level of US$ cash and short-term investments on hand.

The valuation is also affected by the relative strength of the US$ at each period end, resulting in both realized and unrealized net exchange movements on the net holdings of US$ cash and other working capital items. The foreign exchange loss for the year was primarily caused by the translation of assets and liabilities in the Canadian Company which were held in US$.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 11

Intellectual Property and Other Expenses - this category includes primarily costs related to intellectual property filings and R&D activity related to the SFD® technology, and costs for certain non-recurring, “project” activities.

Other Expenses	Q4-17	Q4-16	2017	2016
Intellectual property and R&D	$ 13,661	$ 20,694	$ 86,604	$ 60,143
TSX list project and other, net	(1,615)	2,364	4,765	158,710
	12,046	23,058	91,370	218,853

For 2017 other expenses consisted primarily of costs incurred to secure a patent for SFD® in the United States and to continue to develop SFD® technology. In 2016, other expenses included exchange listing fees and related professional fees incurred to allow NXT to apply to upgrade its stock exchange listing from the TSX-Venture Exchange, to the TSX. NXT’s new listing on the TSX, Canada’s premier exchange, was approved effective March 22, 2016.

Intellectual property and related amortization expense - NXT finalized its acquisition of specific rights to utilize the proprietary SFD® technology from its inventor, NXT’s President & CEO, on August 31, 2015. As a result of this acquisition, NXT obtained the exclusive rights to utilize the SFD® intellectual property in global hydrocarbon exploration applications.

The value attributed to the intellectual property (“IP”) assets acquired in 2015 was $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year), and will also be subject to ongoing tests of potential impairment of the recorded net book value. No impairments were recognized during the years ended December 31, 2017 and 2016.

Amortization Expense	Q4-17	Q4-16	2017	2016
Property and equipment	$ 32,979	$ 126,799	$ 212,843	$ 420,131
Intellectual property	421,184	421,369	1,684,733	1,684,733
	454,163	548,168	1,897,576	2,104,864

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions, and services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain limited circumstances. Income tax expense for 2017 and 2016 reflects such withholding taxes which were incurred on charges related to the Bolivia survey project. There was no income tax expense in Canada or Bolivia during Q4 2017.

Liquidity and Capital Resources

NXT's cash and cash equivalents plus short-term investments at the end of 2017 was $ $1,116,618.

NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used to supplement working capital as required.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 12

During 2017 NXT made significant progress in strengthening its liquidity and working capital position through a series of corporate actions described below.

The Company began by securing of a $2,700,000 sale and leaseback arrangement of its airplane (see note 19 in the financial statements).  Following this transaction, NXT took steps to reduce corporate costs; the most significant included the deferral of a portion of the employees’ cash compensation, deferral of all of the Board and Advisory Board members’ cash compensation and a reduction in non-essential staff. In addition, the Company completed a Rights Offering to its existing shareholders on November 3rd, 2017 for aggregate gross proceeds of $2,093,645. Finally on February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which the Subscriber has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416.

Sale Lease Back: In order to enhance the short-term cash flow of the business, NXT completed a sale and leaseback agreement with a Calgary based international aircraft services organization on April 28th, 2017. The terms of the agreement involve NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft back for a minimum period of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. The net book value of the asset of $2,400,000 was derecognized and the resulting gain on disposition of $776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT is required to make monthly payments to the lessor of approximately US$40,000. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000.

Reduction in Corporate Costs: Following the completion of the sale and leaseback, NXT took steps to reduce corporate costs; the most significant included the deferral of a portion of the employees’ cash compensation, deferral of all of the Board and Advisory Board members’ cash compensation and a reduction in non-essential staff.

Rights Offering: On September 26th, 2017 the Company announced a Rights Offering to its existing shareholders.

The Rights Offering closed on November 3rd 2017 with the following results:

	Non Insiders	Insiders	Total	Percentage
Basic Subscription	1,556,751	680,856	2,237,607	53%
Over Subscription	1,949,683	-	1,949,683	47%
Total Shares Purchased	3,506,434	680,856	$ 4,187,290	100%

Total Proceeds			$ 2,093,645

Private Placement: On February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which the Subscriber has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one Common Share and one-third of one Warrant. Each Warrant entitles the holder to acquire one Warrant Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 13

Closing of First Tranche of Private Placement

The first tranche of the Private Placement was completed on February 16, 2018 and the Company received $4,310,500 in connection with the issuance of 4,665,043 Units. The Subscriber now holds approximately 9.9% of the Company’s outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants).

Additional Tranches of Private Placement

Closing of the second tranche of 5,538,203 Units for gross proceeds of approximately $5,117,300, is expected to occur early in the second quarter of 2018. The Company received the necessary TSX clearance of Personal Information Forms submitted by certain principals of the Subscriber in late March 2018 and has commenced the process of closing this tranche. No shareholder approval is required to close the second tranche of the financing. Following the completion of the second tranche of the Private Placement, closing of the third tranche of the Private Placement, consisting of issuance of 701,965 Units for gross proceeds of approximately $648,616, will cause the Subscriber to be deemed a “Control Person” of the Company under applicable securities laws and is subject to approval by the shareholders of the Company (other than the Subscriber and its associates or affiliates) on or before May 17, 2018.

Other Material Agreements

In conjunction with closing the second tranche, the Company and the Subscriber have agreed to enter into an Investor Rights Agreement pursuant to which: (a) the Subscriber will have the right to nominate one director for election to the board of directors of the Company (subject to maintaining any equity ownership of at least 10% in the Company); (b) the Subscriber will be entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to maintaining any equity ownership of at least 10% in the Company); (c) the Subscriber will be entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) the Subscriber has agreed to a 18 month standstill from the closing date of the second tranche of the Private Placement and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

Following the proceeds received as a result of the Rights Offering and the Private Placement, NXT has estimated that it will have sufficient funds to meet its ongoing obligations for a period of approximately 24 months.

NXT has no secured debt, and had a “net working capital” deficiency of $318,166 as at December 31, 2017 as follows:

	Dec 31, 2017	Dec 31, 2016	net change as at Q4-17
Current assets (current liabilities)
Cash and cash equivalents	$ 1,116,618	$ 1,943,587	$ (826,969)
Accounts receivable	60,027	205,952	(145,925)
Prepaid expenses and deposits	107,363	166,802	(59,439)
Accounts payable and accrued liabilities	(1,562,394)	(575,964)	(986,430)
Income taxes payable	(201)	(98)	(103)
Current portion of capital lease obligation	(39,579)	(36,769)	(2,810)
Net working capital	(318,166)	1,703,510	(2,021,676)

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 14

The reduction in accounts receivable of $145,925 in the year is primarily due to the reversal in Q2 2017 of a Bolivian income tax credit of $121,000 that was no longer considered recoverable (see “General and administrative expense”).

The increase is accounts payable and accrued liabilities is comprised the following movements:

	Dec 31, 2017	Dec 31, 2016	net change as at Q4-17
Trade Accounts Payable	$ (430,100)	$ (282,402)	$ (147,699)
Deferred Gain on Sale of Aircraft	(155,301)	-	(155,301)
Deferred Employee salaries	(380,548)	-	(380,548)
Deferred Director /Advisory Board Remuneration	(213,181)	-	(213,181)
Accrued Liabilities	(212,700)	(107,387)	(105,313)
Vacation Pay Accrued	(170,563)	(148,248)	(22,315)
Miscellaneous movements	-	(37,927)	37,927
	(1,562,394)	(575,964)	(986,430)

Due to the Company experiencing cash flow constraints, measures were taken in early Q2 2017 to conserve cash wherever possible. These measures included deferring a portion of the employees pay and substantially all of the Directors and Advisory Board members’ remuneration.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts do not represent future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s analysis of net working capital. There were no amounts recorded in WIP and deferred revenue at December 31, 2017, or as at December 31, 2016.

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances, and net of any cash transferred into / out of short-term investments. Further information on the net changes in cash, by each of the Operating, Financing, and Investing Activities, is as follows:

Cash flows from (used in)	Q4-17	Q4-16	2017	2016
Operating activities	$ (514,183)	$ (1,442,067)	$ (5,464,679)	$ (7,587,614)
Financing activities	2,019,864	79,019	2,022,943	464,811
Investing activities	(1,408,765)	1,388,822	3,117,858	527,496
Net source (use) of cash	96,916	25,774	(323,878)	(6,595,307)
Cash and cash equivalents, start of period	69,702	464,722	490,496	7,085,803
Cash and cash equivalents, end of period	166,618	490,496	166,618	490,496

Cash and cash equivalents	166,618	490,496	166,618	490,496
Short-term investments	950,000	1,453,091	950,000	1,453,091
Total	1,116,618	1,943,587	1,116,618	1,943,587

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 15

Operating Activities

Operating Activities	Q4-17	Q4-16	2017	2016
Net income (loss) for the period	$ (2,096,360)	$ (2,356,848)	$ (8,970,398)	$ (9,099,562)
Total non-cash expense items	591,003	835,710	2,676,705	2,896,447
	(1,505,357)	(1,521,138)	(6,293,693)	(6,203,115)
Change in non-cash working
capital balances	991,174	79,071	829,014	(1,384,499)
Cash used in operating activities	(514,183)	(1,442,067)	(5,464,679)	(7,587,614)

For all periods, changes in operating cash flow was driven by the lack of revenue and incurred operating costs for the period.

Financing Activities

Financing Activities	Q4-17	Q4-16	2017	2016
Proceeds from exercise of stock options	$ 5,575	$ 87,769	$ 35,995	$ 498,970
Net proceeds from Rights Offering	2,029,867	-	2,029,867	-
Cost of shares for debt	(6,149)	-	(6,149)	-
Repayment of Capital Lease Obligation	(9,428)	-	(36,769)	(34,159)
Cash from (used in) investing activities	2,019,865	87,769	2,022,944	464,811

NXT recorded a cash inflow of $2,019,865 in 2017 related mostly from the Rights Offering. In 2016 $34,159 use of cash reflected repayments of the capital lease obligation and $498,970 proceeds from the exercise of NXT stock options.

Investing Activities

Investing Activities	Q4-17	Q4-16	2017	2016
Sale/(purchase) of property and equipment	$ (1)	$ (3,138)	$ 3,133,532	$ (89,702)
Decrease (increase) in short term investments	(889,999)	1,391,962	503,091	602,387
Decrease in restricted cash	-	-	-	75,000
(Increase) in deposits	(518,765)	-	(518,765)	-
Change in non-cash working capital balances	-	-	-	(60,187)
Cash from (used in) investing activities	(1,408,765)	1,388,824	3,117,858	527,498

On April 28th, 2017 NXT completed a sale and leaseback transaction on its’ Cessna Citation aircraft for $3,142,260 (US$2,300,000). The aircraft was originally purchased for $2,734,610 (US$2,000,000) in December 2015 and at the date of sale accumulated amortization of $368,854. The sale resulted in a gain of $776,504, which was deferred and will be amortized over the term of the lease (5 years).

The $89,702 purchase of property and equipment in 2016 relates to upgrades to IT equipment.

Restricted cash was removed in 2016 as deposits held for credit cards were released by the Company’s bank.

Contractual Commitments

Aircraft and office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10-year term at an initial estimated minimum monthly lease payment of $44,624 (including operating costs).

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 16

The leaseback of NXT’s aircraft is an operating lease with a minimum term of 60 months and monthly lease payments of approximately US$40,000.

The estimated future minimum annual commitments for these leases are as follows as at December 31, 2017:

For the period ended December 31	Office Premises	Aircraft
2018	$ 551,553	$ 594,633
2019	551,553	594,633
2020	554,526	594,633
2021	563,456	594,633
2022	563,456	148,658
	2,784,544	2,527,190
Thereafter, 2023 through 2025	1,549,787	-
	4,334,331	2,527,190

Additional Disclosures - Outstanding Securities

	As at
	March 29, 2017	December 31, 2017	December 31, 2016
Shares issued and outstanding:
Common shares	62,832,843	58,161,133	53,856,509
Common shares reserved for issue re:
Stock options	2,292,000	1,648,667	3,321,001
	65,124,843	59,809,800	57,177,510

Other Transactions with Related Parties

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

	For the three months ended December 31		For the year ended ended December 31
	2017	2016	2017	2016
Legal Fees	$88,936	$13,890	$172,199	$62,645

Accounts payable and accrued liabilities includes a total of $120,479 ($10,443 as at December 31, 2016) payable to this law firm.

Critical Accounting Estimates

The key elements and assumptions are substantially unchanged from those described in NXT's annual audited consolidated financial statements as at and for the year ended December 31, 2016. The following is also important to note:

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 17

Revenue Recognition

Revenue earned on SFD® survey contracts (net of any related foreign sales taxes) is recognized on a completed contract basis. This method of revenue recognition is currently deemed appropriate given the complex nature of the end product that is delivered to the client. While the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail, and a recommendations report is generated and reviewed with the client's geological and geophysical staff.

All funds received or invoiced in advance of completion of the contract are reflected as unearned revenue and classified as a current liability on our balance sheet. All survey expenditures and obligations related to uncompleted SFD® survey contracts (including directly related sales commissions) are reflected as work-in-progress and classified as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Survey costs do not include any salaries and overhead related to SFD® data interpretation staff (which is included in G&A expense) or amortization of property and equipment expense.

Changes in Accounting Policies Including Initial Adoption

No new accounting policies were adopted in 2017.

Future Accounting Policy Changes – Revenue recognition + Leases

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2016 and 2017) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. As the Company has generated limited revenue over the past two years, the new standard is not anticipated to have a significant impact on periods prior to the adoption of the new standard. As the Company enters into new contracts with customers in future periods, it will evaluate the impact of the new standard on these contracts and will disclose the related revenue recognition implications at that time.

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

Risk Factors

NXT is exposed to numerous business related risks, some of which are unique to the nature of its operations. Many of these risks cannot be readily controlled.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 18

Future Operations

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

NXT anticipates that it will be able to generate both net income and cash from operations in future years based on its current business model; however, this outcome cannot be predicted with certainty. The Company has a history of generating net losses and periodic shortages of working capital. The Company's consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should NXT be unable to generate sufficient revenues, net income and cash flow from operations in future years in order to continue as a going concern.

Steps to mitigate the risk of insufficient cash flow have been taken, please see the “Liquidity and Capital Resources” section above.

International operations

NXT conducts the majority of its operations in foreign countries, some of which it has not operated in before. This exposes NXT to various risks related to stability of political regimes, knowledge of the local customs, duties and other taxes, foreign currency and funds repatriation, the ability to access the relevant local services, and potential delays in commencing the projects.

Management and staff

NXT's success is currently largely dependent on the performance of a limited group of senior management and staff. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance that NXT can maintain the services of our complement of management, Directors, staff and other qualified personnel that are required to operate and expand our business.

Reliance on specialized equipment, and the protection of intellectual property

NXT currently has a limited number of SFD® survey sensors which are used in survey data acquisition operations. In addition, there is potential risk that the equipment could become damaged or destroyed during operations, become obsolete, or that a third party might claim an interest in our proprietary intellectual property. The costs of legal defense of our rights to the SFD® technology could be very significant.

Related party transactions

NXT may periodically enter into related party transactions with its Officers and Directors.

All related party transactions have the potential to create conflicts of interest that may undermine the Board of Director's fiduciary responsibility to NXT shareholders. NXT manages this risk of conflict of interest through maintenance of a strong independent Board of Directors. Four of the five current Directors are independent. All significant transactions between Officers and or Directors of the Company are negotiated on behalf of NXT and voted upon by the disinterested Directors to protect the best interests of all shareholders.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 19

Volatility in oil and natural gas commodity prices may affect demand for our services

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services, and prospective revenues, may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

Foreign currency fluctuations

NXT currently bills its revenues in US$ and occasionally local currencies (such as in Bolivia). We frequently hold cash in CDN$ as well as in US$ and other foreign currencies (such as Bolivia) and are thus exposed to foreign exchange risk due to foreign currency fluctuations. Additionally, most of our operating expenses are incurred in CDN$. We do not currently engage in currency hedging activities which can be used to mitigate this risk.

As NXT continues to expand into foreign markets, it may become exposed to additional foreign currency fluctuation risks, and currency hedging strategies will be utilized where appropriate.

Interest rate fluctuations

NXT periodically invests excess cash in short-term investments which generally yield fixed interest rates. Accordingly, NXT faces some risk related to volatility in interest rates, as interest income may be adversely affected by any material changes in interest rates.

Disclosure Controls and Procedures ("DCP") and
Internal Controls over Financial Reporting ("ICFR")

NXT's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (together, the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements and MD&A are being prepared.

DCP and other procedures are designed to ensure that information required to be disclosed in reports that are filed is recorded, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. DCP include controls and procedures designed to ensure that information required to be disclosed in our reports is communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

The Company has established and maintains ICFR using the criteria that were set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). The control framework was designed or caused to be designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 20

Furthermore, in an evaluation of the effectiveness of the Company's DCP as defined under the rules adopted by the Canadian securities regulatory authorities and by the US SEC, the Company’s Responsible Officers concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and
•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have historically included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course. In addition the Company has contracted a controller on a full time basis to assist in these matters.

In addition to the above, during the 3 month period ended December 31, 2017, a majority of the Company’s finance team, including its CFO and Accounting Analyst, left the Company. Prior to the departure of the Company’s previous CFO at the end of November 2017, NXT contracted a part-time Controller starting on November 27, 2017, who is now engaged on a full-time basis, to assist in the transition of finance and disclosure responsibilities for the Company. During December 2017 and January 2018, one of the Company’s board members took the role of interim CFO until the Company’s current CFO took office on February 1, 2018. The transition to new financial management and limited overlap between personnel have resulted control deficiencies in maintaining DC&P and ICFR that have led to a recurrence of previously identified deficient disclosure and requirement for refiling of certain disclosure documents. To address this issue and improve ICFR moving forward, management has established a practice of increased engagement of the Company’s Disclosure and Audit Committees in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above-mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at December 31, 2017. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements. NXT has therefore further taken on a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which we expect to see benefits over the course of 2018.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Additional Information

For additional information on NXT Energy Solutions Inc. please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

NXT Energy Solutions Inc. MD&A for the year ended December 31, 2017	page | 21